UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 4d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Vitesse Semiconductor Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01
(Title of Class of Securities)

928497-10-6
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Michael B. Green
Vice President, General Counsel and Secretary
741 Calle Plano
Camarillo, California 93012
(805) 388-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$179,345	$7.05

*                                        Estimated solely for the purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered pursuant to this offer.  These options have an aggregate fair value of $179,345 as of November 24, 2008, calculated based on the Black-Scholes-Merton option pricing model.

☐                                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing party:
Form or Registration No.:	Date filed:

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Vitesse Semiconductor Corporation, a Delaware corporation (“Vitesse” or the “Company”), to amend certain options (the “Eligible Options”) that have been granted under the Company’s 1991 Stock Option Plan (the “1991 Plan”) or the 2001 Stock Incentive Plan (the “2001 Plan” and together with the 1991 Plan, the “Plans”): (i) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying options on the dates that the grants were finalized, (ii) that were not vested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by individuals who are subject to taxation in the United States.

Eligible participants may elect to (i) amend each Eligible Option to increase the exercise price per share to the fair market value of a share of the Company’s common stock on the option’s grant date of record (the “New Exercise Price”), and (ii) with respect to each amended Eligible Option, receive a grant of restricted stock units equal to the number of shares underlying the amended option divided by the ratio, rounded to a whole number, determined under the following formula:  New Exercise Price/(New Exercise Price - original exercise price).  Such restricted stock units will be granted at the Compensation Committee meeting to be held in January 2009.  Restricted stock unit awards will vest one year and one day after the date of grant if the following conditions have been satisfied:

1.     The holder must remain actively employed by Vitesse for one year and one day after the date of grant;

2.     Vitesse must have filed the fiscal 2008 Forms 10-Q and a Form 10-K for the fiscal year ended September 30, 2008 with the SEC;

3.     Vitesse must have filed a registration statement on Form S-8 to register the offer and sale of the common stock underlying the restricted stock units with the SEC; and

4.     Vitesse common stock must be listed on The NASDAQ Stock Market (“NASDAQ”) or such other national securities exchange as described in Section 18 of the Securities Act or in Rule 146 promulgated thereunder.

The amendments of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated December 1, 2008 (the “Offer to Amend”), (ii) the Draft Emails to Employees and to All Eligible Option Holders, (iii) the Election Form, and (iv) the Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively.  An “Eligible Option Holder” refers to an employee who holds Eligible Options to purchase shares of Vitesse common stock that are outstanding on the last date on which this offer remains open for acceptance and who is subject to taxation in the United States.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto.  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.  The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           Name and Address.

Vitesse Semiconductor Corporation is the issuer of the securities subject to the Offer to Amend.  The address of the Company’s principal executive office is 741 Calle Plano, Camarillo, California 93012, and the telephone number at that address is (805) 388-3700.  The information set forth in the Offer to Amend in the section under the caption “The Offer” in the section entitled “Information concerning the Company” (Section 10) is incorporated herein by reference.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of Eligible Options granted under the Plans to amend such Eligible Options and to receive a grant of restricted stock units with respect to each amended Eligible Option, as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the Draft Emails to Employees and to All Eligible Option Holders attached hereto as Exhibit (a)(1)(B), (iii) the Election Form attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form attached hereto as Exhibit (a)(1)(D).

As of November 24, 2008, there were options to purchase 5,656,762 shares of the Company’s common stock outstanding and eligible to participate in this Offer.

(c)           Trading Market and Price.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 8) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)           Name and Address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections “Eligibility” (Section 1), “Number of options and amount of consideration; expiration of the offer” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment, issuance of restricted stock units, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States federal income tax consequences” (Section 14), and “Termination; amendment” (Section 15) is incorporated herein by reference.

(b)           Purchases.

None of the members of the Company’s Board of Directors or the Company’s executive officers may participate in the offer.  The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of amended options” (Section 9) and “Interests of directors and executive officers;

transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.  See also (1) the form of stock option agreement under the 1991 Plan, which is filed hereto as Exhibit (a)(1)(I)(i) and is incorporated herein by reference; (2) the Company’s 1991 Stock Option Plan, which is incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on October 25, 1991; (3) the form of stock option agreement under the 2001 Plan, which is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 17, 2008; and (4) the Company’s 2001 Stock Incentive Plan, which is incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 filed with the SEC on February 13, 2001.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purpose of the Offer” (Section 3) is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Number of options and amount of consideration; expiration of the offer” (Section 2), “Acceptance of options for amendment, issuance of restricted stock units, and amended options” (Section 6), and “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12) is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the offer” (Section 3) and “Information concerning the Company” (Section 10) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of amended options” (Section 9) is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 7) is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)           Securities Ownership.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)           Financial Information.

The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company” (Section 10), “Additional information” (Section 17), and “Financial statements” (Section 18) is incorporated herein by reference.  The financial information included in Vitesse’s annual report on Form 10-K for the fiscal year ended September 30, 2007, filed with the SEC on September 30, 2008, is incorporated herein by reference.  Vitesse’s Annual Report on Form 10-K can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)           Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” (Section 13) is incorporated herein by reference.

(b)           Other Material Information.

On December 1, 2008 the Company announced that it intends to complete the review of its fiscal 2008 quarterly financial results and to file quarterly reports on Form 10-Q for the periods ended December 31, 2007, March 31, 2008 and June 30, 2008 as well as an annual report on Form 10-K for the fiscal year ended September 30, 2008 with the U.S. Securities and Exchange Commission on or before December 30, 2008.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated December 1, 2008
(a)(1)(B)	Draft Emails to Employees and to All Eligible Option Holders
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Form of Addendum
(a)(1)(F)	Form of Amendment to Stock Option Agreements and Promise to Grant Restricted Stock Unit Award
(a)(1)(G)	Form of Email Accepting Election to Amend Options
(a)(1)(H)	Forms of Reminder Emails to Eligible Option Holders
(a)(1)(I)(i)	Form of Stock Option Agreement under Vitesse’s 1991 Stock Option Plan
(a)(1)(I)(ii)	Form of Stock Option Agreement under Vitesse’s 2001 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Vitesse’s Current Report on Form 8-K filed with the SEC on October 17, 2008)
(a)(1)(J)	Form of Tender Offer Meeting Presentation

(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VITESSE SEMICONDUCTOR CORPORATION

/s/ Michael B. Green
Michael B. Green
Vice President, General Counsel and
Secretary

Date:  December 1, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated December 1, 2008
(a)(1)(B)	Draft Emails to Employees and to All Eligible Option Holders
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Form of Addendum
(a)(1)(F)	Form of Amendment to Stock Option Agreements and Promise to Grant Restricted Stock Unit Award
(a)(1)(G)	Form of Email Accepting Election to Amend Options
(a)(1)(H)	Forms of Reminder Emails to Eligible Option Holders
(a)(1)(I)(i)	Form of Stock Option Agreement under Vitesse’s 1991 Stock Option Plan
(a)(1)(I)(ii)	Form of Stock Option Agreement under Vitesse’s 2001 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Vitesse’s Current Report on Form 8-K filed with the SEC on October 17, 2008)
(a)(1)(J)	Form of Tender Offer Meeting Presentation
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable